UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39925

TIAN RUIXIANG Holdings Ltd

Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Explanatory Note

On August 16, 2024, TIAN RUIXIANG Holdings Ltd (the “Company”) reported its financial results for the six months ended April 30, 2024. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended April 30, 2024 and 2023”, and “Operating and Financial Review and Prospects”.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended April 30, 2024 and 2023
99.2	Operating and Financial Review and Prospects
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: August 16, 2024	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chairman and Chief Executive Officer